EXHIBIT 99.1
                                                                    ------------

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA OR JAPAN

For Immediate Release

26 June 2003

                              WPP Group plc ("WPP")

     Further development in proposed acquisition of Cordiant Communications
                             Group plc ("Cordiant")

WPP announces that it has today agreed to purchase the outstanding secured debt obligations of Cordiant not already owned by WPP from the remaining Former Lenders of Cordiant for a total cost of approximately (pound)90 million. This amount includes accrued interest costs, make-whole and certain other payments of approximately (pound)11 million in aggregate. These costs were already included in the estimated reorganisation costs of up to (pound)31 million as disclosed by WPP in the announcement dated 19 June 2003.

Accordingly, in selling their debt to WPP, the Former Lenders of Cordiant will have foregone their entitlement to make-whole and certain other payments in an aggregate amount currently estimated to be approximately (pound)30 million in total.

The Scheme Document in relation to the proposed acquisition of Cordiant is expected to be posted to Cordiant Shareholders shortly.

Enquiries:

WPP                                           020 7408 2204
Paul Richardson
Chris Sweetland
Feona McEwan

Buchanan Communications                       020 7466 5000
Richard Oldworth
Mark Edwards


Terms defined in the announcement dated 19 June 2003 have the same meaning when used in this announcement, unless the context requires otherwise.

Goldman Sachs International is acting for WPP and no one else in connection with the Proposal and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Proposal.

HSBC is acting for WPP and no one else in connection with the Proposal and will not be responsible to anyone other than WPP for providing the protections afforded to clients of HSBC or for providing advice in relation to the Proposal.

This press announcement does not constitute an offer or an invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Proposal or otherwise. The New WPP Shares to be issued pursuant to the Scheme have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") nor under the securities laws of any state of the United States but are intended to be issued to persons within the United States pursuant to the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of the Securities Act. In addition, no steps have been taken, nor will any be taken, to enable the New WPP Shares to be offered in compliance with the applicable securities laws of Japan and no prospectus in relation to the New WPP Shares has been, or will be, lodged with or registered by the Australian Securities and Investment Commission. Accordingly, the New WPP Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Japan or Australia).

The directors of WPP accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained herein is in accordance with the facts and does not omit anything likely to affect the import of such information.


                                    - ENDS -


                                      -5-